UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

QUALITY INDUSTRIAL CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

96773L106
(CUSIP Number)

John-Paul Backwell c/o Fusion Fuel Green PLC The Victorians 15-18 Earlsfort Terrace Saint Kevin’s D04 C5Y6 Dublin 2, D02 YX28, Ireland
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	96773L106

1.	NAMES OF REPORTING PERSONS Fusion Fuel Green PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 98,312,334(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 98,312,334(1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,312,334(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%(2)
14.	TYPE OF REPORTING PERSON HC

(1)	Consists of (i) 78,312,334 shares of common stock, par value $0.001 per share (“common stock”), of Quality Industrial Corp., a Nevada corporation (the “Issuer”), and (ii) 20,000,000 shares of common stock issuable upon the conversion of 20,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), except in the event that such conversion would result in the holder’s beneficial ownership of common stock exceeding 9.99% of the outstanding common stock immediately after conversion.

(2)	The denominator of the fraction upon which this percentage is calculated is based on 121,751,901 shares of common stock outstanding as of November 18, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2024. The numerator of the fraction upon which the percentage is calculated is based on the number set forth in Row (11).

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CUSIP No.	96773L106

Item 1. Security and Issuer.

This Schedule 13D relates to common stock, par value $0.001 per share, of Quality Industrial Corp., a Nevada corporation. The principal executive offices of the Issuer are at 315 Montgomery Street, San Francisco, CA 94104.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Fusion Fuel Green PLC, an Irish public limited Reporting Person (the “Reporting Person”).

Set forth on Annex A annexed hereto (“Annex A”) is the name, position with the Reporting Person, present principal occupation or employment, principal business address, name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the executive officers and directors of the Reporting Person. To the knowledge of the Reporting Person, none of the persons listed on Annex A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)	The business address of the Reporting Person is The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, D04 C5Y6, Dublin 2, D02 YX28, Ireland.

(c)	The principal business of the Reporting Person is to provide certain energy products and services.

(d)	During the last five years, the Reporting Person and each of the persons set forth on Annex A have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person and each of the persons set forth on Annex A have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is an Irish public limited company.

Item 3. Source and Amount of Funds or Other Consideration.

Under a Stock Purchase Agreement, dated as of November 18, 2024 (the “Purchase Agreement”), among the Reporting Person, the Issuer, Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain stockholders of the Issuer (together with Ilustrato, the “Sellers” and the Sellers together with the Issuer and the Reporting Person, the “Parties”), the Parties agreed that the Sellers would sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock, constituting approximately 69.36% of the capital stock of the Issuer (the “Sellers’ Shares”), to the Reporting Person. In exchange, the Reporting Person was required to issue 3,818,969 Class A ordinary shares of the Reporting Person (“Reporting Person Ordinary Shares”), constituting 19.99% of the issued and outstanding Reporting Person Ordinary Shares (the “Ordinary Shares Consideration”), and an aggregate of 4,171,327 preferred shares of the Reporting Person, subject to adjustment (together with the Ordinary Shares Consideration, the “Reporting Person Shares Consideration”), to the Sellers, with provisions for the preferred shares to convert into 41,713,270 ordinary shares subject to the Shareholder Approval (as defined below) and the clearance of an initial listing application to be filed by the Reporting Person with The Nasdaq Stock Market LLC (“Nasdaq”). The Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement, the Reporting Person was required to consummate the transactions (the “Transactions”) contemplated by the Purchase Agreement at the date (the “Closing Date”) of the closing of the Transactions (the “Closing”).

On November 26, 2024, the conditions to the Closing were satisfied in all material respects. As a result, the Reporting Person instructed its transfer agent to issue the Reporting Person Shares Consideration to the Sellers, following which the Ordinary Shares Consideration were issued to Ilustrato, and the Preferred Shares Consideration were issued pro rata to the Sellers, with Ilustrato’s allocation of the Preferred Shares Consideration reduced by the Ordinary Shares Consideration. The Sellers delivered to the Issuer’s transfer agent all of the necessary documentation to effect the transfer of the Sellers’ Shares to the Reporting Person. The conditions to the Closing included, among other things, the written resignation of Frederico Figueira de Chaves as Chief Executive Officer of the Reporting Person effective as of the Closing Date, and the appointment of John-Paul Backwell, the current Chief Executive Officer of the Issuer, as the Chief Executive Officer of the Reporting Person effective as of the Closing Date. In addition, the Reporting Person, the Issuer, and each director and officer of the Reporting Person that holds equity securities in the Reporting Person (collectively, the “Reporting Person Equityholders”) and each of the Sellers’ were required to enter into a lock-up agreement which provides that the Reporting Person Equityholders and the Sellers will each be prohibited from transferring, entering into short sales, granting proxies or powers of attorney, or offering or agreeing to do any of the foregoing during the 180-day period beginning on the Closing Date, subject to certain exceptions (the “Lock-Up Agreement”).

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CUSIP No.	96773L106

As contemplated by the Purchase Agreement, following the Closing, the Issuer will function as a majority-owned operating subsidiary of the Reporting Person, and the Reporting Person will consolidate the financial results and information of the Issuer with its own.

As part of the Reporting Person Shares Consideration, the Reporting Person issued 4,171,327 Series A Convertible Preferred Shares with a nominal value of US$0.0001 each (the “Reporting Person Preferred Shares”), in aggregate, to the Sellers on a pro rata basis. The Reporting Person Preferred Shares were issued pursuant to a Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares, which will be filed with the Companies Registration Office of Ireland (the “Reporting Person Preferred Shares Certificate of Designation”). Under the Reporting Person Preferred Shares Certificate of Designation, the Preferred Shares Consideration will automatically convert into 41,713,275 Reporting Person Ordinary Shares (subject to adjustment) upon the later of (i) approval of the Reporting Person’s issuance of such underlying Reporting Person Ordinary Shares by the Reporting Person’s shareholders in accordance with applicable Irish law and (ii) the clearance of an initial listing application filed by the Reporting Person with Nasdaq, in accordance with the Reporting Person Preferred Shares Certificate of Designation (the “Preferred Shares Conversion”). Pursuant to the Reporting Person Preferred Shares Certificate of Designation, the Reporting Person Preferred Shares rank on parity with the Reporting Person Ordinary Shares as to distributions of assets upon liquidation. The Reporting Person Preferred Shares will have no voting rights except as required by the Irish Companies Act of 2014 (the “ICA”) and with respect to amendments to the Reporting Person Preferred Shares Certificate of Designation or the constitution of the Reporting Person that adversely affect the terms of the Reporting Person Preferred Shares. On the later of the date of the Shareholder Approval or the clearance of the initial listing application filed by the Reporting Person with Nasdaq, each of the Reporting Person Preferred Shares will automatically convert into ten Reporting Person Ordinary Shares, subject to adjustment upon the occurrence of share dividends, share splits, reverse share splits, or certain similar transactions, or certain corporate transactions of the Reporting Person including a merger, sale of all or substantially all assets, purchase of 50% or more of the Reporting Person Ordinary Shares, recapitalization, or acquisition by another person of more than 50% of the outstanding Reporting Person Ordinary Shares. If the Shareholder Approval is not obtained at the Shareholders Meeting (as defined below) by the Extended Meeting Deadline (as defined below), the Reporting Person will, subject to applicable law, be required to repurchase all of the outstanding Reporting Person Preferred Shares held by each of the Sellers.

Pursuant to the Purchase Agreement, following the Closing Date, the Reporting Person, the Issuer, and the Sellers will enter into an agreement and plan of merger (the “Merger Agreement”). The Purchase Agreement states that the Parties intend that after the Closing, subject to the terms of the Merger Agreement and the receipt of any necessary shareholder, regulatory, and Nasdaq consents or approvals, the Issuer will merge into a newly-formed, wholly-owned Nevada subsidiary of the Reporting Person (the “Merger”). Upon completion of the Merger, the Issuer will become the surviving entity and a wholly owned subsidiary of the Reporting Person.

If, as of the Closing Date, the Reporting Person has any indebtedness for borrowed money or liabilities in excess of $1,350,000 relating to the period prior to the Closing (the “Closing Debt Cap”), then the Reporting Person will issue to the securityholders of the Issuer immediately prior to the Closing (the “Legacy Issuer Securityholders”), including the Sellers, as soon as practicable following the closing of the Merger, a number of additional Reporting Person Ordinary Shares (the “Adjustment Shares”) that will be determined by dividing the dollar amount by which the actual indebtedness for borrowed money of the Reporting Person exceeds the Closing Debt Cap by the quotient obtained by dividing $40,730,000 by the number of Reporting Person Ordinary Shares outstanding at the effective time of the Merger on a fully-diluted basis. The Adjustment Shares will be issued to the Legacy Issuer Securityholders on a pro rata basis based upon the number of shares of common stock held by the Legacy Issuer Securityholders at the effective time of the Merger; provided, however, that for this purpose, the Sellers will be deemed to hold at the effective time of the Merger such number of shares of common stock (assuming the conversion of Issuer Preferred Stock held by the Sellers into shares of common stock in accordance with their terms) as they hold at the time that the Sellers entered into the Purchase Agreement.

In addition, in connection with the Purchase Agreement, the board of directors of the Reporting Person (the “Reporting Person Board”) approved resolutions that: (i) approved the Purchase Agreement, the Preferred Shares Certificate of Designation, the Transactions, and the Merger; (ii) approved the payment of the Reporting Person Shares Consideration, (iii) directed that the issuance of the Reporting Person Ordinary Shares underlying the Preferred Shares Consideration pursuant to the Preferred Shares Conversion, the amendment and restatement of the constitution of the Reporting Person, including the change of the name of Purchaser to such name as shall be designated by the Sellers (the “Amended Reporting Person Charter”), and the election of the New Directors (as defined below) be submitted for consideration at the Shareholders Meeting, and (iv) recommended to the shareholders of the Reporting Person that they approve the Preferred Shares Conversion, the Amended Reporting Person Charter, and the election of the New Directors (the “Reporting Person Board Recommendation”).

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CUSIP No.	96773L106

Stock Purchase Agreement – Covenants

The Purchase Agreement provides that the following covenants will apply:

●	Within ten days of the date of the Purchase Agreement, the Reporting Person will cause its officers and directors who hold shares or convertible securities of the Reporting Person (the “Reporting Person Insiders”) to execute a voting agreement.

●	After the date of the Purchase Agreement, the Reporting Person will use commercially reasonable efforts to raise at least $5,000,000 in one or more financing transactions (the “Reporting Person Financing”). The Issuer and the Sellers are required to support and assist the Reporting Person in connection with the Reporting Person Financing. 50% of the proceeds from the Reporting Person Financing will be set aside and made available expressly for the Issuer to use for its working capital and corporate needs and the remaining 50% of such funds will be set aside and made available expressly for the businesses of the Reporting Person existing immediately prior to the Closing to use for its working capital and corporate needs. To split the net proceeds of the Reporting Person Financing as described above, the Reporting Person will make loans of one-half of the net proceeds (or such lesser amount as agreed to by the Parties) to the Issuer. Such loans will be (i) forgiven upon the Preferred Shares Conversion or (ii) repaid if the Transactions are unwound in accordance with the Purchase Agreement. The Reporting Person and the Issuer are required to cooperate to structure such allocation of proceeds and the use of such proceeds on a mutually agreeable basis. The Reporting Person will utilize its portion of the net proceeds of the Reporting Person Financing to pay off any indebtedness for borrowed money, accounts payable and other liabilities.

●	Any proceeds received by the Reporting Person in connection with the Subscription Agreement, dated as of August 28, 2024, between the Reporting Person and the investor signatory thereto (the “August 2024 Subscription Agreement”), must be used to repay certain funds that were received by certain subsidiaries of the Reporting Person or entities organized under Portuguese law by the Reporting Person, up to the lesser of (a) the amount of such funds that must be repaid pursuant to the terms and conditions for the receipt of such funds, or (b) €10 million. In the event that (i) any shares or securities of the Reporting Person are issued in connection with the August 2024 Subscription Agreement prior to the effectiveness of the Merger, (ii) the proceeds are used to repay certain funds that were received by certain subsidiaries of the Reporting Person or entities organized under Portuguese law by the Reporting Person, and (iii) the satisfaction of the terms and conditions for the consummation of the Merger pursuant to the Purchase Agreement and the Merger Agreement occurs, then, within three business days of the Merger, the Reporting Person will issue a number of Reporting Person Ordinary Shares to the Sellers that will cause their percentage ownership of the Reporting Person to be the percentage that the Sellers would have owned but for the occurrence of any such issuances in connection with the August 2024 Subscription Agreement as to which the proceeds were used to repay the funds as described above.

●	From the date of the Purchase Agreement through the period ending on the earlier of (i) the Preferred Shares Conversion, (ii) the repurchase of the Reporting Person Shares Consideration from the Sellers in exchange for the Sellers’ Shares, and (iii) the termination of the Purchase Agreement (the “Restricted Period”), the Reporting Person will not sell, transfer, or otherwise encumber the Sellers’ Shares acquired under the Purchase Agreement without the prior written consent from the Sellers. In addition, during the Restricted Period, the Reporting Person will not, without the written consent of the Issuer, which may not be unreasonably withheld, and the Issuer will not, without the written consent of the Reporting Person, which may not be unreasonably withheld, among other things: (i) Declare any dividends; (ii) adjust, split, combine, reclassify, redeem, purchase, acquire, issue (other than pursuant to the exercise or conversion of convertible securities outstanding on the date of the Purchase Agreement), or enter into any contract with respect to the sale, voting, registration, or repurchase of capital stock; (iii) incur more than a certain amount and/or type of indebtedness; (iv) sell any assets; (v) acquire material assets, properties, or business organizations; (vi) enter into certain types of contracts; (vii) make certain loans; (viii) commence, settle, or take certain other actions with respect to legal actions pending before any governmental or regulatory body; (ix) enter into transactions with any affiliate or shareholder that would reasonably be expected to materially delay or prevent the consummation of the Transactions or the Merger or that would be required to be described under Item 404 of Regulation S-K of the SEC in the Reporting Person or the Issuer’s SEC filings; or (x) increase or extend the compensation of any employees, directors, or officers or take certain other actions with respect to employees of the Reporting Person or the Issuer.

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CUSIP No.	96773L106

●	The Reporting Person is required to use reasonable best efforts to ensure that the Reporting Person Ordinary Shares are continually listed on Nasdaq as of and from the date of the Purchase Agreement through the Closing Date.

●	As soon as practicable after the date of the Purchase Agreement, and in any case no less than six weeks prior to the Shareholders Meeting, Purchaser will file an initial listing application with Nasdaq. The Reporting Person, the Sellers and the Issuer are required to use their commercially reasonable efforts to respond to any questions or comments of the staff of Nasdaq.

●	The Parties will take actions necessary to have the Sellers’ Shares certificated at the Closing and the Reporting Person will deliver the certificates representing the Sellers’ Shares to a third-party agent on terms and conditions to be mutually agreed upon by the Parties to hold in escrow until the expiration of the Restricted Period such that (i) if the Shareholder Approval is not obtained, then such certificates will be delivered to the Sellers, and (ii) upon occurrence of the Shareholder Approval, such certificates will be delivered to the Reporting Person.

●	The Reporting Person will be required to take all steps necessary to cause the Reporting Person Ordinary Shares issued to the Sellers in connection with the Transactions to be approved for listing (subject to notice of issuance) on Nasdaq at or after the Closing pursuant to Nasdaq rules and regulations.

●	The Reporting Person, the Issuer, and the Sellers will enter into the Merger Agreement.

●	As promptly as practicable following the Closing Date and the execution and delivery of the Merger Agreement, and after reasonable consultation with the Issuer, the Reporting Person will duly call, convene and hold a special meeting of the holders of the Reporting Person Ordinary Shares (the “Shareholders Meeting”), to be held on a date (the “Initial Meeting Deadline”) no later than 45 days after the effective date (the “Registration Statement Effective Date”) of a registration statement on Form F-4 or such other applicable form (the “Registration Statement”) to be filed with the SEC, unless otherwise required by applicable laws, in accordance with Irish law, including the ICA, and the Reporting Person’s organizational documents. As promptly as practicable after the mailing of a proxy statement/prospectus relating to the matters to be submitted to the shareholders of the Reporting Person at the Shareholders Meeting (the “Proxy Statement”), the Reporting Person will solicit proxies from the holders of Reporting Person Ordinary Shares to vote in accordance with the recommendation of the Reporting Person Board (the “Shareholder Approval”) with respect to (i) the Preferred Shares Conversion in compliance with all applicable laws and regulations, including, but not limited to, Irish law, including the ICA and the rules and regulations of Nasdaq, (ii) the Amended Reporting Person Charter, (iii) the election of the New Directors, (iv) if the Parties determine that approval of the Merger by the Reporting Person’s shareholders is required, the Merger, (v) approval to opt out of Rule 9 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2022, (vi) the adjournment of such meeting in accordance with the terms and conditions of the Purchase Agreement, and (vii) any other proposal or proposals that the Reporting Person reasonably deems necessary or desirable to consummate the Transactions and the Merger. The Reporting Person will be required to use its best efforts to obtain the Shareholder Approval by the Initial Meeting Deadline, including, without limitation, by causing (x) the Reporting Person Board not to withdraw the Reporting Person Board Recommendation, (y) the Reporting Person Insiders to be present at the Shareholders Meeting for quorum purposes, and (z) the Reporting Person Insiders to vote their respective Reporting Person Ordinary Shares in accordance with the Reporting Person Board Recommendation. The Purchase Agreement provides that the Reporting Person may postpone or adjourn the Shareholders Meeting: (A) with the consent of the Issuer; (B) for the absence of a quorum (other than due to the failure of Reporting Person Insiders); or (C) to allow reasonable additional time (not to exceed 20 days) for the filing and distribution of any supplemental or amended disclosure with respect to the Transactions or the Merger that the Reporting Person Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Reporting Person’s shareholders prior to the Shareholders Meeting. Prior to the mailing of the Registration Statement, the Reporting Person will be entitled to engage a proxy solicitor that is reasonably satisfactory to the Issuer and the Sellers, and the Reporting Person will keep the Issuer and the Sellers reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of the Proxy Statement. In connection with the above, the Reporting Person Board will be required to take all necessary action to ensure that the restrictions on business combinations that are provided for in the ICA, and any other similar law applicable to the Reporting Person, will not apply to the Purchase Agreement, the Transactions, and the Merger, including by approving the Purchase Agreement and certain related agreements, documents and certificates to which the Reporting Person is or will be a party.

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CUSIP No.	96773L106

●	If, despite the Reporting Person’s reasonable best efforts, the Shareholder Approval is not obtained by the Initial Meeting Deadline, the Reporting Person will be required, during the period beginning on the Initial Meeting Deadline and continuing for 180 days thereafter (the “Extended Meeting Deadline”), to cause one or more additional shareholder meetings to be held so as to obtain the Shareholder Approval.

●	If the Registration Statement cannot include any Adjustment Shares required to be issued pursuant to the Purchase Agreement, then the Reporting Person will be required to file a separate registration statement on Form F-3 (or, if Form F-3 is not then available, on Form F-1) that registers the issuance of the Adjustment Shares and use commercially reasonable efforts to cause such other registration statement to become effective as soon as practicable.

●	Each of the Reporting Person and the Issuer must take all necessary actions so that, immediately upon adjournment of the Shareholders Meeting or additional shareholders meeting held prior to the Extended Meeting Deadline at which the Shareholder Approval is obtained, the Reporting Person Board will be comprised of: (w) one individual as designated by the Reporting Person and who shall be designated in writing pursuant to the Merger Agreement; (x) one individual as designated by the board of director of the Issuer (the “Issuer Board”) and who shall be designated in writing pursuant to the Merger Agreement; (y) two individuals that qualify as “independent” under the Nasdaq rules as designated by the Issuer Board and who shall be designated in writing under the Merger Agreement; and (z) one individual that qualifies as “independent” under the Nasdaq rules as designated jointly by the Reporting Person Board and the Issuer Board and who is designated in writing under the Merger Agreement, provided that a majority of these designees must qualify as an “independent director” under Nasdaq rules and regulations (collectively, the “New Directors”).

●	Within three business days of obtaining the Shareholder Approval, the Reporting Person will file the Amended Reporting Person Charter with the Companies Registration Office of Ireland or as otherwise required to be effective under Irish law.

Stock Purchase Agreement – Unwinding and Termination Provisions

The Purchase Agreement contains the following unwinding and termination provisions:

●	The Reporting Person will be required to repurchase the Reporting Person Shares Consideration from the Sellers, in whole, and return the Sellers’ Shares to the Sellers, (i) within 15 calendar days after the Extended Meeting Deadline if despite the Reporting Person’s reasonable best efforts, the Shareholder Approval is not obtained by the Extended Meeting Deadline; or (ii) if the Reporting Person fails to allocate cash raised from the Reporting Person Financing in compliance with the Purchase Agreement, and the Reporting Person continues to fail to do so within five calendar days after written notice from the Issuer, then within 10 calendar days after the date of the Issuer’s notice to complete such repurchase. The Purchase Agreement will automatically terminate upon such repurchase.

●	The Purchase Agreement provided for termination before the Closing by mutual written consent of the Parties.

●	The Purchase Agreement may be terminated by any party before the end of the Restricted Period, by written notice, if (a) the Closing had not occurred by the date that is 30 days from the date of the Purchase Agreement, provided that the party seeking termination was not in material breach of the Purchase Agreement, or (b) a law or order by any governmental or regulatory body (including Nasdaq) permanently prohibits the consummation of the Transactions.

●	The Purchase Agreement provided for termination by either the Issuer or the Sellers before the Closing if the Reporting Person breached any representations, warranties, covenants, or agreements that could not be cured by the date of termination, provided the Issuer itself was not in breach.

●	The Purchase Agreement provided for termination by the Reporting Person before the Closing if the Issuer or any of the Sellers breached any representations, warranties, or obligations that could not be cured by the date of termination, provided that the Reporting Person itself was not in breach.

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CUSIP No.	96773L106

●	The Purchase Agreement provided for termination by the Reporting Person before the Closing if certain conditions to the Issuer and the Sellers’ obligation to consummate the Transactions had been performed and the Issuer or the Sellers failed to fulfill their obligations to complete the Closing following written notice from the Reporting Person indicating readiness to consummate the Closing. If the Purchase Agreement was terminated by the Reporting Person pursuant to this provision, then the Issuer and the Sellers would have been required to pay a breakup fee of $100,000 to the Reporting Person.

●	The Purchase Agreement provided for termination by the Issuer or the Sellers before the Closing if certain conditions to the Reporting Person’s obligation to consummate the Transactions had been performed and the Reporting Person failed to fulfill its obligations to complete the Closing following written notice from the Issuer and the Sellers indicating their readiness to consummate the Closing. If the Purchase Agreement was terminated by the Issuer or the Sellers pursuant to this provision, then the Reporting Person would have been required to pay a breakup fee of $100,000 to the terminating party.

If the Purchase Agreement is validly terminated, it will become void without further obligations or liabilities, except if a breakup fee applies or if termination results from fraud or willful and material failure to perform or breach, then the responsible party will be liable for damages as a result of such breach. Certain provisions, including confidentiality, fees and expenses, and miscellaneous terms, will continue to apply after termination.

The Purchase Agreement also contains customary representations, warranties, and covenants, including customary restrictive covenants. The Purchase Agreement provides for mutual indemnification provisions. Indemnification obligations with respect to claims relating to breaches of required representations under the Purchase Agreement or certain related agreements, documents, or certificates are limited to claims of maximum damages of $4,000,000 and claims exceeding $400,000, except that no such limits apply with respect to claims of breach of certain representations considered to be fundamental under the Purchase Agreement or with respect to claims of acts of fraud or willful misconduct. Indemnification obligations under the Purchase Agreement will survive until the earlier of the Preferred Shares Conversion or 24 months following the Closing Date, except that indemnification for claims of breach of certain representations considered to be fundamental under the Purchase Agreement or with respect to claims of acts of fraud, willful misconduct or intentional misrepresentation will survive until the expiration of the applicable statute of limitations. The Sellers’ indemnification obligations will be shared on a pro rata basis.

Certain Related Matters

The foregoing description of the Purchase Agreement, the Reporting Person Preferred Certificate of Designation, and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Reporting Person Preferred Certificate of Designation, and the Lock-Up Agreement, copies or forms of which are filed as Exhibit 1, Exhibit 2, and Exhibit 3 to this Schedule 13D, respectively. The foregoing description has been included to provide investors and securityholders with information regarding the terms of the Purchase Agreement, the Reporting Person Preferred Certificate of Designation, and the Lock-Up Agreement, and is qualified in its entirety by the terms and conditions of the Purchase Agreement, the Reporting Person Preferred Certificate of Designation, and the Lock-Up Agreement. It is not intended to provide any other factual information about the Reporting Person, the Issuer, the Sellers, or their respective subsidiaries or affiliates. The Purchase Agreement contains representations, warranties and covenants by each of the Parties, which were made only for purposes of the Purchase Agreement. The representations, warranties and covenants in the Purchase Agreement were made solely for the benefit of the Parties, may be subject to limitations agreed upon by the Parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Reporting Person or any of its subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Reporting Person’s public disclosures.

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CUSIP No.	96773L106

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the Sellers’ Shares for strategic investment purposes. Except as disclosed in this Item, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, the Reporting Person is the beneficial owner of a total of 98,312,334 shares of common stock of the Issuer, representing approximately 69.4% of the outstanding shares of common stock of the Issuer. The denominator of the fraction upon which this percentage is calculated is based on 121,751,901 shares of common stock outstanding as of November 18, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 19, 2024. The numerator of the fraction upon which the percentage is calculated is based on the total of 98,312,334 shares of common stock that were beneficially owned as of the date of this Schedule 13D. The shares of common stock beneficially owned consist of (i) 78,312,334 shares of common stock and (ii) 20,000,000 shares of common stock issuable upon the conversion of 20,000 shares of Series B Preferred Stock, except in the event that such conversion would result in the holder’s beneficial ownership of the common stock exceeding 9.99% of the outstanding common stock immediately after conversion.

(b)	The Reporting Person has sole voting and dispositive power over the shares of common stock that are beneficially owned by the Reporting Person as of the date of this Schedule 13D.

(c)	Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the common stock during the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person named in Item 2 and between such person and any other persons with respect to any securities of the Issuer, including, but not limited to, call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Quality Industrial Corp. on November 19, 2024)
2	Form of Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (incorporated by reference to Exhibit 3.1 to the Report on Form 6-K filed by Fusion Fuel Green PLC on November 27, 2024)
3	Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fusion Fuel Green PLC on November 27, 2024)

Page 10 of 12 pages

CUSIP No.	96773L106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2024

/s/ John-Paul Backwell
John-Paul Backwell

Page 11 of 12 pages

CUSIP No.	96773L106

ANNEX A

Executive Officers and Directors of Fusion Fuel Green PLC

Name	Title	Present Principal Occupation or Employment	Principal Business Address	Name, Principal Business and Address of Corporation or Organization of Employment (if other than Reporting Person)	Citizenship
John-Paul Backwell	Chief Executive Officer and Director	Chief Executive Officer, Fusion Fuel Green PLC and Quality Industrial Corp.	c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, D04 C5Y6, Dublin 2, D02 YX28, Ireland	N/A	United Kingdom
Jeffrey E. Schwarz	Chairman of the Board of Directors and Director	Managing Member, Metropolitan Capital Partners V LLC	c/o Metropolitan Capital Partners V LLC, 850 Third Avenue, 18th Floor, New York, NY 10022	Metropolitan Capital Partners V LLC, the investment vehicle of the Schwarz family office, 850 Third Avenue, 18th Floor, New York, NY 10022	United States of America
Frederico Figueira de Chaves	Chief Strategy Officer and Director	Chief Strategy Officer, Fusion Fuel Green PLC	c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, D04 C5Y6, Dublin 2, D02 YX28, Ireland	N/A	Portugal
Gavin Jones	Chief Financial Officer	Chief Financial Officer, Fusion Fuel Green PLC	c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, D04 C5Y6, Dublin 2, D02 YX28, Ireland	N/A	Ireland
Andre Antunes	Chief Operating Officer	Chief Operating Officer, Fusion Fuel Green PLC	c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, D04 C5Y6, Dublin 2, D02 YX28, Ireland	N/A	Portugal

Page 12 of 12 pages

CUSIP No.	96773L106

João Teixeira Wahnon	Chief of Business Development Officer	Chief of Business Development Officer, Fusion Fuel Green PLC	c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, D04 C5Y6, Dublin 2, D02 YX28, Ireland	N/A	Spain
Jaime Silva	Chief Technology Officer and Head of Innovation	Chief Technology Officer and Head of Innovation, Fusion Fuel Green PLC	c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, D04 C5Y6, Dublin 2, D02 YX28, Ireland	N/A	Spain
Theresa Jester	Director	Managing Director, KIWA PI Berlin, LLC	c/o KIWA PI Berlin, LLC, Sir Winston Churchill-laan 273, 2288 EA Rijswijk, P.O. Box 70, 2280 AB Rijswijk, The Netherlands	N/A	United States of America
Rune Magnus Lundetrae	Director	Owner - Lunde3 Holding AS	Øvre Holmegate 34, 4006 Stavanger, Norway	N/A	Norway
Mario Garma	Chief Engineering Officer	Chief Engineering Officer, Fusion Fuel Green PLC	c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, D04 C5Y6, Dublin 2, D02 YX28, Ireland	N/A	Spain